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MAR 03 2008

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08029265

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-46838~~ 67364

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/25/2006 (MM/DD/YY) AND ENDING 12/31/2007 * (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

G-Trade Services LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1633 Broadway, 13th Floor

(No. and Street)

New York	**NY**	**10019**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Salvatore Giardina **(212) 468-7560**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

 Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/4

OATH OR AFFIRMATION

We, Craig S. Lax and Salvatore Giardina, affirm that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of G-Trade Services LLC, as of December 31st, 2007, are true and correct. We further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

The financial statements and supplemental information of the Company are made available to all of the Company's members and allied members of the New York Stock Exchange.

Craig S. Lax, President

Salvatore Giardina, Chief Financial Officer

Notary Public

Notary Public, State of New York

2011

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Supplementary Report of Independent Registered Public Accounting Firm required by SEC Rule 17a-5(e)(3).

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

G-Trade Services LLC
December 31, 2007
With Report of Independent Registered Public Accounting Firm

G-Trade Services LLC

Statement of Financial Condition

December 31, 2007

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Member of
G-Trade Services LLC

We have audited the accompanying statement of financial condition of G-Trade Services LLC (the "Company") as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of G-Trade Services LLC at December 31, 2007 in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 29, 2008

G-Trade Services LLC

Statement of Financial Condition

December 31, 2007

Assets	
Cash and cash equivalents	$ 54,818,940
Restricted cash and security	3,301,154
Receivable from brokers, dealers and clearing organizations	172,275,141
Receivable from customers	257,246,040
Receivable from related parties	7,137,417
Interest and dividends receivable	970,126
Fixed assets, net of accumulated depreciation and amortization of $6,656,503	829,340
Other assets	767,830
Total assets	$ 497,345,988
Liabilities and Member's Equity	
Liabilities:	
Due to banks	$ 36,083,026
Payable to brokers, dealers and clearing organizations	245,505,293
Payable to customers	128,433,842
Payable to related parties	1,009,836
Income taxes payable to Parent	5,214,744
Accrued compensation and other liabilities	34,073,470
	450,320,211
Commitments and contingencies (Note 12)	-
Member's equity	47,025,777
Total liabilities and member's equity	$ 497,345,988

See accompanying notes.

G-Trade Services LLC

Notes to Financial Statements

December 31, 2007

1. Organization and Description of Business

G-Trade Services LLC (the "Company") is a limited liability company registered in the State of Delaware on November 30, 2005. The Company's registration with the United States Securities and Exchange Commission as a broker-dealer in securities became effective on October 25, 2006 ("Date of Registration") and operations commenced on January 1, 2007. The Company's sole member is The Bank of New York Mellon Corporation (the "Parent" or "BNY").

The Company is a self-clearing institutional agency brokerage firm that specializes in execution and clearance services in approximately forty international markets for listed equity securities for institutional clients. The Company's clients include banks, investment managers, hedge funds, plan sponsors and broker-dealers. In addition, the Company serves as a clearing firm for certain affiliates including G-Trade Services Ltd. ("LTD"), BNY Securities Ltd., BNY ConvergEx Global Markets, Ltd. ("CGM"), and BNY ConvergEx Execution Solutions LLC ("CES"). The Company is a member of the Financial Industry Regulatory Authority, Inc. (formerly a member of the "National Association of Securities Dealers, Inc.") ("FINRA") and the Securities Investors Protection Corporation. FINRA serves as the Company's self regulatory organization.

The Company was a party to a joint venture with Bloomberg Tradebook LLC ("Tradebook") and shared certain commission and ADR conversion revenues net of certain expenses with Tradebook pursuant to an agreement which ended on January 31, 2008.

1. Organization and Description of Business (continued)

On January 1, 2007, the Company purchased, pursuant to an assignment and assumption agreement, certain assets and liabilities of LTD, an affiliate that was an indirect wholly-owned subsidiary of BNY. The purchase price for these assets (including cash equivalents of $5,407,258) and liabilities was the carrying value of the net assets, $17,122,714 due to the ultimate common control of the Company and LTD by BNY. In addition, pursuant to the assignment and assumption agreement between the Company and LTD, the Company was assigned various contracts and agreements from LTD. The carrying value of the net assets acquired were as follows:

Assets:	
Cash and cash equivalents	$ 5,407,258
Restricted cash and security	14,011,772
Receivable from broker, dealers and clearing organizations	57,400,808
Receivable from customers	51,150,356
Receivable from related parties	2,611,479
Fixed assets, net	1,071,123
Other assets	77,759
	131,730,555
Liabilities:	
Due to banks	20,316,567
Payable to brokers, dealers and clearing organizations	22,018,702
Payable to customers	52,090,913
Payable to related parties	2,238,193
Accrued compensation and other liabilities	17,943,466
	114,607,841
Net assets acquired	$ 17,122,714
Net assets, net of unrestricted cash acquired	$ 11,715,456

1. Organization and Description of Business (continued)

The Company has a clearing agreement with Pershing Securities Limited ("PSL"), an indirect wholly owned subsidiary of BNY, in which PSL performs execution and clearing services in the United Kingdom for the Company.

2. Significant Accounting Policies

The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States. Significant accounting policies are as follows:

Securities Transactions

Securities transactions are recorded on a trade date basis.

Cash and Cash Equivalents

The Company considers demand deposits, money market accounts, and all highly liquid financial instruments with an original maturity of three months or less to be cash and cash equivalents.

Restricted Cash and Security

Under the terms of the agreement between the Company and one of its clearing organizations, balances owed are collateralized by certain of the Company's cash balances. At December 31, 2007, cash totaling $113,958 and a U.S. Treasury bill at market value of $3,187,196 have been pledged as collateral for this purpose and are included in restricted cash and security in the statement of financial condition.

Financial Instruments

Financial instruments, such as U.S. Treasury bills, cash equivalents, receivable and payable from brokers, dealers, clearing organizations, and customers are recorded by the Company at amounts that approximate their fair value. These financial instruments are either traded in the market or are short term in nature, bear interest at current market rates, or are subject to repricing on a daily basis.

2. Significant Accounting Policies (continued)

Customer Transactions

Receivable from and payable to customers, brokers, dealers and clearing organizations include amounts due on delivery versus payment transactions on a trade date basis.

Collateralized Securities Transactions

Securities borrowed are recorded at the amount of cash collateral advanced in connection with the transaction. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. The initial collateral advanced has a fair value equal to or greater than the fair value of the securities borrowed. The Company monitors the fair value of the securities borrowed on a regular basis and adjusts the collateral, as appropriate (Note 11).

Fixed Assets

Furniture, fixtures, and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets, which is approximately five years. The Company capitalizes certain costs incurred in connection with developing or obtaining software for internal use. Leasehold improvements are amortized on a straight-line basis over the term of the lease or estimated life of the improvement, whichever is shorter.

When the Company's management determines that the remaining useful lives or carrying values have diminished due to technological change or market conditions, depreciation is accelerated or the assets are written down. There were no determinations of this kind during the period October 25, 2006 (Date of Registration) to December 31, 2007.

When depreciable assets are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts and any gains or losses on disposal are included in the member's equity.

Deferred Soft Dollar Payable

When a customer's commission payments exceed its commitment, a soft dollar liability is established for future research and research-related services owed to that customer pursuant to an agreement with that customer. These amounts are typically informal. Soft dollar related services are typically disbursed within the Company's normal operating cycle of one year. If the

2. Significant Accounting Policies (continued)

Company's management chooses to, the Company may disburse amounts more than the liability for a particular customer, creating a receivable which is generally collected in the form of future commissions. Included in other assets on the accompanying statement of financial condition at December 31, 2007 is $267,909 of soft dollar receivables. Included in accounts payable and accrued expenses is $4,420,751 of soft dollar liabilities.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is based on the Company's assessment of the collectibility of receivables from brokers, dealers, and clearing organizations, customers and other receivables. The Company considers factors such as historical experience, credit quality, age of balances, and current economic conditions that may affect collectibility in determining the allowance for doubtful accounts. Based on review of the prepaid research assets as of December 31, 2007, it was determined by the Company's management that an allowance for doubtful accounts was not necessary.

Translation of Foreign Currencies

The Company uses U.S. dollars as its functional currency. Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at exchange rates prevailing at the statement of financial condition date. Revenues and expenses are translated into U.S. dollars at the average rate of exchange during the month.

Foreign Exchange Contracts

The Company utilizes foreign exchange forward contracts, from time-to-time, to reduce its exposure to adverse fluctuations in foreign exchange rates. Realized gains and losses on these contracts are recorded on a settlement date basis and are included in member's equity. Adjustments are made on a trade date basis if realized gains and losses are significant. As of December 31, 2007, the fair value of outstanding foreign exchange foreign contracts entered into with third parties was $3,973 and the total notional value was $19,735,513.

2. Significant Accounting Policies (continued)

Accommodation Credits

The Company had a financial arrangement with Tradebook to accommodate certain customers for the cost of Bloomberg terminals by way of customer credits. Customer credits were accumulated based on the volume of business transacted by its customers. These terminals are utilized by customers to submit orders and effect transactions through the Company. Tradebook invoices the Company quarterly in arrears, for its share of the cost of the accommodation. The Company records its share of the customer credits in the period that the customers generated the business, using estimates for the periods that are billed in arrears.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and the accompanying notes. Actual results could differ from those estimates.

Income Taxes

The Company accounts for income taxes under the liability method in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*. Under this method deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the related differences are expected to be recovered or settled. To the extent it is more likely than not that deferred tax assets will not be recognized, a valuation allowance is established to offset their benefit.

In June 2007, the FASB issued FIN 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of SFAS 109*, which prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position. The Company adopted the provisions of FIN 48 on January 1, 2007. As a result of the implementation of FIN 48, the Company determined that it did not require a change in its tax liability for unrecognized tax benefits, and consequently, the beginning balance of retained earnings was unaffected. As of

2. Significant Accounting Policies (continued)

December 31, 2007, the Company determined that it has no uncertain tax positions, interest or penalties as defined within FIN 48, and accordingly, Management has concluded that no additional FIN 48 disclosures are required. The Company is included within a federal consolidated income tax return and files combined state and local income tax returns in various jurisdictions. BNY Mellon is currently under afederal income tax audit and for various state and local tax jurisdictions. The Company does not believe that it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase within the next 12 months.

Recent Accounting Pronouncements

On September 15, 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, "Fair Value Measurement" ("SFAS 157"). The standard provides guidance for using fair value to measure assets and liabilities. The standard also responds to investors' requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The provisions of SFAS 157 are effective for fiscal years beginning after November 17, 2007, however in November 2007 the FASB elected to defer the provision for all non-financial assets and non-financial liabilities, except for those non-financial items that are recognized or disclosed at fair value in the statement of financial condition on a recurring basis. Based on the Company's evaluation, the adoption of FAS 157 will not have a material impact on the statement of financial condition.

3. Receivable from and Payable to Broker-Dealers, and Clearing Organizations

Amounts receivable and payable to broker-dealers, and clearing organizations at December 31, 2007 include:

Receivables:	
Securities fail to deliver	$ 115,496,800
Securities borrowed	33,408,191
Broker-dealers	983,048
Clearing organizations	21,044,782
Other	1,342,320
	$ 172,275,141
Payables:	
Securities fail to receive	$ 239,140,504
Broker-dealers	4,369,764
Clearing organizations	1,995,025
	$ 245,505,293

Fails to deliver and fails to receive arise within the ordinary course of business and represent transactions that have not settled within the normal settlement cycle for such securities. All fail to deliver and fail to receive transactions settled subsequent to December 31, 2007 without any adverse financial effect.

4. Receivable from and Payable to Customers

Amounts receivable from and payable to customers at December 31, 2007 include:

Receivables:	
Securities fail to deliver	$ 256,198,552
Commissions	1,047,488
	$ 257,246,040
Payables:	
Securities fail to receive	$ 128,433,842

Accounts receivable from and payable to customers include amounts due in cash.

5. Fixed Assets

At December 31, 2007, fixed assets were comprised of:

	At December 31, 2007		
	Acquisition Value	Accumulated Depreciation	Net Book Value
Computer software	$ 4,385,766	$ (4,175,656)	$ 210,110
Computer equipment	2,552,185	(2,045,453)	506,732
Telecommunications equipment	346,206	(289,068)	57,138
Furniture and fixtures	201,686	(146,326)	55,360
Total	$ 7,485,843	$ (6,656,503)	$ 829,340

Computer software includes $567,834 of capitalized internally developed software costs, none of which was capitalized during 2007.

As of December 31, 2007, there were no assets under capital lease agreements.

6. Related Party Transactions

The Company provides international clearance and execution services to CES. As at December 31, 2007, the Company was due $6,708,015 from CES, which is reflected in receivable from related parties in the statement of financial condition.

The Company provides international clearance and execution services to Bank of New York Securities Limited ("BNYSL"). As at December 31, 2007, the Company owed $319,048 to BNYSL, which is reflected in payable to related parties in the statement of financial condition.

The Company provides international clearance and execution services to LTD. As at December 31, 2007, the Company owed $506,198 to LTD, which is reflected in payable to related parties in the statement of financial condition.

The Company provides certain administrative support services to CGM. At December 31, 2007, the Company was due $351,837 from CGM, which is reflected in receivable from related parties in the statement of financial condition.

6. Related Party Transactions (continued)

The Company provides certain marketing and administrative services to an affiliate and charges the affiliate a fee that approximates actual cost. At December 31, 2007, there was no receivable due from this affiliate.

The Company utilizes CES and other affiliates in New York to provide trading support, management, administrative, and technology services.

The Company uses a BNY data center and disaster recovery site. At December 31, 2007, the Company owed $117,121 to BNY, which is reflected in payable to related parties in the statement of financial condition.

The Company uses Eze Castle Software, LLC ("Eze"), a provider of trade order management software and related investment technologies, to provide technology programming services and technical operations support. Eze is indirectly minority owned by BNY. At December 31, 2007, the Company was due $77,565 from Eze, which is reflected in receivable from related parties in the statement of financial condition.

The Company uses execution and settlement services provided by PSL. At December 31, 2007, the Company owed $1,995,025 to PSL, which is reflected in payable to brokers, dealers and clearing organizations in the statement of financial condition.

The Company subleases its New York office space from CES, and subleases its Florida office space from BNY.

The Company has arrangements with other affiliates for various general and administrative support services. At December 31, 2007, the Company owed $67,469 in aggregate to these affiliates, which is reflected in payable to related parties in the statement of financial condition.

7. Subordinated Liabilities

Effective July 16, 2007, the Company entered into a revolving subordination loan agreement with BNY that provides the Company with revolving credit loans of up to $50,000,000 from time-to-time through the maturity date, July 16, 2008. Interest is charged at the Federal Funds Effective Rate (as defined) plus 1.20% on the outstanding balance. In addition, a commitment fee on the unused balance is charged at an annual rate of 0.25%. During the period July 16, 2007 to December 31, 2007, the Company borrowed $15,000,000 for a period of ten days. The subordinated borrowings are available in computing net capital under the Securities and Exchange Commission's *Uniform Net Capital Rule* ("SEC"). There were no amounts outstanding as of December 31, 2007.

8. Regulatory Requirements

The Company is subject to the SEC Rule 15c3-1. The Company computes net capital under the alternative method, which requires the maintenance of net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debits arising from customer transactions, as defined. At December 31, 2007, the Company had net capital of $28,218,589 and its excess net capital was $27,264,060. The Company settles its broker and customer transactions through various settlement agents and accordingly, is exempt from SEC Rule 15c3-3 under provision k(2)(ii) of the Rule.

9. Income Tax Provision

For tax purposes, the Company is disregarded as an entity separate from its single member, pursuant to U.S. Income Tax Regulations Sec. 301.7701-3(b)(1)(ii). Therefore, the Company records taxes on a separate company basis as if it were a division of its single member. The Company, together with its single member and certain other affiliates in the United States, is included in a consolidated Federal income tax return, and consolidated or combined state and local income tax returns. The Company pays or recovers from its single member the taxes it has recorded, which are calculated on a separate company basis under a tax sharing agreement.

The Company's effective tax rate differs from the federal statutory rate primarily as a result of the effect of state and local taxes.

9. Income Tax Provision (continued)

Deferred tax amounts are principally related to deferred compensation and benefits. After consideration of all the evidence, both positive and negative, the Company's management has determined that a valuation allowance at December 31, 2007 to offset the deferred tax assets based on the likelihood of future realization was not required. At December 31, 2007, the Company had $386,846 of deferred tax assets, which are reflected in other assets in the statement of financial condition.

10. Customer Activities and Credit Risk

In the normal course of business, the Company's customer clearance activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

The Company's customer securities activities are transacted on a delivery versus payment basis. In delivery versus payment transactions, the Company is exposed to risk of loss in the event of the customers' or brokers' inability to meet the terms of their contracts.

The Company's exposure to credit risk can be directly impacted by volatile securities markets, which may impair the ability of counterparties to satisfy their contractual obligations. The Company seeks to control its credit risk through a variety of reporting and control procedures, including establishing credit limits based upon a review of the customers' and counterparty brokers' financial condition and credit ratings.

The Company's credit exposure arising in connection with its executing, settling, and financing security transactions versus its executing brokers is viewed as insignificant due to the nature of the counterparties in question and the Company's policy of requiring receipt of payment prior to the delivery of securities. Additionally, the net exposure arising from the Company's obligations to deliver and receive given security positions from its executing brokers is smaller than its overall gross exposure, as these transactions are collateralized by the underlying security.

In the normal course of business, the Company obtains securities under securities borrowed, resale agreements, and custody agreements on terms which permit it to repledge or resell the securities to others.

11. Off-Balance Sheet Risks

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN 45"), which provides accounting and disclosure requirements for certain guarantees. In the normal course of business, the Company's business activities involve the execution of securities transactions for institutional customers and other broker-dealers, which are cleared and settled by PSL in the United Kingdom and other large institutions in other international markets. Pursuant to the terms of its clearing agreements with these clearing agents, the Company is required to reimburse the clearing agents for any losses incurred resulting from a counterparty failing to satisfy its contractual obligation. During the period October 25, 2006 (Date of Registration) to December 31, 2007, there were no amounts to be indemnified to these clearing agents pursuant to these agreements.

Future events could occur that may require the Company to reimburse its clearing agents for losses arising from a counterparty's failing to satisfy its contractual obligation. However, based on history and experience, management feels that the likelihood of such an event is remote. The Company seeks to mitigate this risk by assigning and enforcing counterparty credit limits, performing customer credit evaluations, and monitoring trading activity.

In the normal course of business, the Company obtains securities under securities borrowed, resale agreements, and custody agreements on terms which permit it to resell the securities to others. At December 31, 2007, the Company obtained securities with a fair value of approximately $31,817,325 and gave $33,408,191 of cash to counterparties as collateral in securities borrowed arrangements. These securities have been transferred to others to facilitate customer transactions. The $33,408,191 receivable from counterparties for securities borrowed at December 31, 2007 is included in receivable from brokers, dealers and clearing organizations in the statement of financial condition.

12. Commitments and Contingencies

The Company is obligated under noncancelable operating leases to pay the following minimum rentals:

Year	Lease Payments
2008	$ 725,931
2009	560,751
2010	560,751
2011	560,751
2012	560,751
Thereafter	1,495,337
	$ 4,464,272

The operating leases are subject to periodic escalation charges. The Company's operating lease for its New York office expires on August 31, 2015. The Company's operating leases for its Florida office expires on December 31, 2008 but includes a one-year automatic renewal provision if written notice to cancel the lease is not received by BNY three months prior to expiration.

13. Subsequent Event

On October 2, 2006, BNY completed a transaction with Eze Castle Software, Inc. ("Inc."), and GTCR Golder Rauner, LLC ("GTCR"), a private equity firm, to form a new company that will combine the Company's business with other former BNY businesses. The new company is called ConvergEx Holdings LLC ("ConvergEx"). BNY and GTCR each hold a 33.8 percent ownership stake in ConvergEx, with the remaining ownership stake held by Eze's investors and ConvergEx's management team. As part of this transaction, ConvergEx agreed to purchase the Company, subject to certain contractually defined performance metrics for the twelve-month period preceding the closing (which was anticipated to be February 1, 2008. As part of the initial funding of the formation of ConvergEx, certain amounts were placed in escrow to fund ConvergEx's initial payment required to purchase the Company. Effective February 1, 2008, the metrics were met and the acquisition of the Company by ConvergEx took place. The final purchase price that ConvergEx will pay BNY is subject to post-closing adjustments and potential earn-out payments based on the performance of the Company for the twelve-month period following the closing date.

END